Exhibit 99.2

CALENDAR OF CORPORATE EVENTS

Company Name	Perdigão S.A.
Head Office Address	Av. Escola Politécnica, 760 – 2nd floor - Jaguaré – 05350-901 - São Paulo – SP - Brazil
Website	www.perdigao.com.br
Investor Relations Director	Name: Leopoldo Saboya E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5301 / 5306 / 5465
Fax: (5511) 3718-5297
Investor Relation Manager	Name: Edina Biava E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5301 / 5306 / 5465
Fax: (5511) 3718-5297
Newspapers (and place) in which the company releases its corporate actions	Valor Econômico – São Paulo Diário Oficial do Estado – São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2008.

EVENT	DATE
Release to Shareholders	03/23/2009
Publication in the newspaper	03/24/2009
Sending to BOVESPA	03/23/2009

Standardized Financial Statements — DFP, related to the period ended on December 31, 2008.

EVENT	DATE
Sending to BOVESPA	03/23/2009

Annual Financial Statements in international standards related to the period ended on December 31, 2008.

EVENT	DATE
Sending to BOVESPA	06/30/2009

Payment of dividends/interest on company capital related to the period ended on December 31, 2008*.

Payment	Event-Date	Amount (R$)	Value in R$ /share ON	Payment
Interest on shareholders equity	EMBD – Apr 11, 2008	51,631,904.50	0.25	08/29/2008
Interest on shareholders equity	EMBD– Apr 11, 2008	24,783,314.16	0.12	02/272009

* This payments will  be confirmed on OGM

Annual Information — IAN, related to the period ended on December 31, 2008

EVENT	DATE
Sending to BOVESPA	05/29/2009

Quaterly Information — ITR - Portuguese

EVENT	DATE
Sending to BOVESPA
Related to 1st quarter	05/14/2009
Related to 2nd quarter	07/30/2009
Related to 3rd quarter	10/29/2009

Quaterly Information in english

EVENT	DATE
Sending to SEC
Related to 1st quarter	05/14/2009
Related to 2nd quarter	07/30/2009
Related to 3rd quarter	10/29/2009

Ordinary General Meeting

EVENT	DATE
Publication of Call for Meeting	02/12/2009
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	02/11/2009
Date of Ordinary General Meeting	02/27/2009
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	02/27/2009
Sending of the minutes of Ordinary General Meeting to BOVESPA	02/27/2009

Publication of Call for Meeting	04/13/2009
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	04/12/2009
Date of Ordinary General Meeting	04/30/2009
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	04/30/2008
Sending of the minutes of Ordinary General Meeting to BOVESPA	04/30/2008

Extraordinary General Meeting Scheduled

EVENT	DATE
Publication of Call for Meeting	04/13/2009
Sending of Call for Meeting to BOVESPA, followed by management proposal, when available	04/12/2009
Date of Extraordinary Meeting	04/30/2009
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	04/30/2009
Sending of the minutes of Extraordinary General Meeting to BOVESPA	04/30/2009

Analyst Meeting

EVENT	DATE
Date of Analyst Meeting, open to other interested parties	SP – October, 2009

Conference Call

EVENT	DATE
Conference Call 2008 Results.	03/24/2009
Conference Call 1Q09 Results.	05/15/2009
Conference Call 2Q09 Results.	07/31/2009
Conference Call 3Q09 Results.	10/30/2009

Board Meetings already scheduled

EVENT	DATE
Monthly